

July 9, 2012

Via E-mail
Brett A. Roberts
Chief Executive Officer
Credit Acceptance Corp oration
25505 W. Twelve Mile Road
Southfield, Michigan 48034-8339

Re: **Credit Acceptance Corporation**
Form 10-K
Filed February 24, 2012
Response Dated April 24, 2012
File No. 0-20202

Dear Mr. Roberts:

      We have reviewed your filing and your response dated April 24, 2012 and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

    Failure to properly safeguard confidential consumer information could subject us to liability, decrease our profitability and damage our reputation, page 21

    Our Operations are Dependent on Technology, page 21

1. In your response to prior comment 1, you indicate that you have not suffered any cyber attacks that have had a material impact on your operations or caused you to incur material expenses. Based on your response, it appears that you may have experienced cybersecurity incidents that have not been material to your business or results of operations. If true, beginning with your next Form 10-Q, please confirm that you will simply state this fact so that investors are able to evaluate the risks in the appropriate context.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Brett A. Roberts
Credit Acceptance Corporation
July 9, 2012
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel